Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-237366

August 6, 2020

$1,250,000,000

$750,000,000 1.250% Notes due 2030 (the “2030 Notes”)

$500,000,000 2.125% Notes due 2050 (the “2050 Notes”)

FINAL TERM SHEET

August 6, 2020

Issuer:	Prologis, L.P.

Expected Ratings:*	A3 Stable (Moody’s) / A- Stable (S&P)

Use of Proceeds:

The Issuer intends to apply the net proceeds from the offering of the 2030 Notes to finance or refinance, in whole or in part, the Eligible Green Project Portfolio (as defined in the prospectus supplement relating to the notes). Pending such allocation of the net proceeds to the Eligible Green Project Portfolio, the Issuer intends to use the net proceeds from the offering of the 2030 Notes for general corporate purposes, including to repay, repurchase or tender for indebtedness.

The Issuer intends to apply all or a portion of the net proceeds from the offering of the 2050 Notes to redeem its 4.250% notes due 2023. The Issuer expects to use any remaining net proceeds for general corporate purposes, including to repay, repurchase or tender for other indebtedness.

In the short term, the Issuer may also use the amounts received from the issuance of each series of notes to repay borrowings under its term loans or revolving credit facilities.

Trade Date:	August 6, 2020

Settlement Date:	August 20, 2020 (T+10)
Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Mizuho Securities USA LLC
Senior Co-Managers:	MUFG Securities Americas Inc. Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc. TD Securities (USA) LLC Wells Fargo Securities, LLC
Co-Managers:

Academy Securities, Inc.

HSBC Securities (USA) Inc.

ING Financial Markets LLC

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

BBVA Securities Inc.

BNP Paribas Securities Corp.

BNY Mellon Capital Markets, LLC

Regions Securities LLC

Truist Securities, Inc.

	1.250% Notes due 2030	2.125% Notes due 2050

Size:	$750,000,000	$500,000,000

Maturity Date:	October 15, 2030	October 15, 2050

Coupon:	1.250% per annum, payable semi-annually	2.125% per annum, payable semi-annually

Interest Payment Dates:	April 15 and October 15, commencing April 15, 2021	April 15 and October 15, commencing April 15, 2021

Price to Public:	99.620% of the principal amount	98.438% of the principal amount

Underwriting Discount:	0.450%	0.875%

Net Proceeds, Before Expenses, to Issuer:	$743,775,000	$487,815,000

Spread to Benchmark Treasury:	+ 75 basis points	+ 100 basis points

Benchmark Treasury:	0.625% due May 15, 2030	2.000% due February 15, 2050

Benchmark Treasury Spot / Yield:	100-26 / 0.540%	119-30+ / 1.196%

Reoffer Yield:	1.290%	2.196%

Optional Redemption:	Prior to July 15, 2030 (three months prior to their maturity), based on the Treasury Rate plus 15 basis points, or on or after July 15, 2030, at par.	Prior to April 15, 2050 (six months prior to their maturity), based on the Treasury Rate plus 15 basis points, or on or after April 15, 2050, at par.

CUSIP/ISIN:	74340X BR1 / US74340XBR17	74340X BQ3 / US74340XBQ34

* Note: A credit rating is not a recommendation to buy, sell or hold any securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or J.P. Morgan Securities LLC collect at 1-212-834-4533.